Exhibit 99.1

PUYI INC. ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE FIRST HALF OF FISCAL YEAR 2019

GUANGZHOU, China, April 29, 2019 (GLOBE NEWSWIRE) -- Puyi Inc. (“Puyi”, “we” or the “Company”) (NASDAQ: PUYI), a leading third-party wealth management service provider in China focusing on mass affluent and emerging middle class population, today announced its unaudited financial results for the first half of fiscal year 2019 from July 1, 2018 to December 31, 2018.

FINANCIAL HIGHLIGHTS FOR THE FIRST HALF OF FISCAL YEAR 2019

●	Net revenues increased by 39.7% to RMB124.3 million (US$18.1 million) from RMB88.9 million for the same period of fiscal year 2018.

●	Income from operations increased by 41.9% to RMB52.4 million (US$7.6 million) from RMB36.9 million for the same period of fiscal year 2018.

●	Net income increased by 30.5% to RMB45.6 million (US$6.6 million) from RMB34.9 million for the same period of fiscal year 2018. Net income attributable to Puyi’s shareholders increased by 34.8% to RMB46.5 million (US$6.8 million) from RMB34.5 million for the same period of fiscal year 2018.

Mr. Haifeng Yu, the Founder, Chairman of the Board and Chief Executive Officer of Puyi, commented,

“For the first half of fiscal year 2019, we were able to continue our growth in terms of both net revenues and net income. This growth is a reflection of the strengths in our business and our ability to implement our growth strategies.

For the first half of fiscal year 2019, net revenues generated from distribution of privately raised fund products significantly increased by 173.4% to RMB94.7 million (US$13.8 million) from RMB34.6 million for the same period of fiscal year 2018. The transaction value of privately raised fund products increased by 31.4% to RMB2.2 billion (US$0.3 billion) for the first half of fiscal year 2019 from RMB1.6 billion for the same period of fiscal year 2018. The outstanding balance of privately raised fund products distributed by us was RMB5.0 billion (US$0.7 billion) as of December 31, 2018, representing a 24.7% increase from RMB4.0 billion as of December 31, 2017. The number of clients of privately raised fund products was 2,134 as of December 31, 2018, representing a 19.2% increase from 1,791 as of December 31, 2017.

Our net revenues generated from distribution of publicly raised fund products significantly increased to RMB1.4 million (US$0.2 million) from RMB0.2 million for the same period of fiscal year 2018, reflecting the growth in distribution of packaged publicly raised fund products. The outstanding balance of publicly raised fund products distributed by us was RMB591.9 million (US$86.1 million) as of December 31, 2018, representing a 198.5% increase from RMB198.3 million as of December 31, 2017. The number of clients of publicly raised fund products was 29,085 as of December 31, 2018, representing a 114.8% increase from 13,541 as of December 31, 2017. From fiscal year 2019, we began to focus on developing and distributing packaged publicly raised fund products on a dollar-cost averaging basis(1). Similar to our fund of funds (FoFs), we select different publicly raised funds and group into portfolios suitable for different risk appetites of target clients. We believe such products have tremendous potential in generating long-term sustainable revenue, expanding and solidifying our client base and driving our growth in the future.

China’s economy is witnessing a continuing steady growth of per capita income and more recently, a continuing shift of investment focus from real properties to market-based wealth management products among Chinese population with investable assets. Such industry trend, coupled with the continuously strengthening supervision reining in commercial banks’ supply of wealth management products and breaking all implicit guarantees of product returns, would further drive the market-based wealth management products to gradually replace fixed income products, and further increase the demand for professional third-party wealth management service providers by our target clients with declined reliance on banks.

To prepare us for the enormous growth opportunities, we are implementing a series of strategies for the three fiscal years ending 2021. We would further expand our client base and increase the outstanding balance of distributed funds with continuing investments on development and sales of packaged publicly raised fund products on a dollar-cost averaging basis. In addition, we would allocate substantial resources to improve our IT infrastructure and strengthen our marketing and promotion activities. Although the greater investments under our development strategies would affect our net revenues and net income in short term, we believe we are able to gain long-term increases in the business scale and economies of scale, which would in turn contribute to the growth in our net revenues and net income in the long run.

In anticipation of our capital investment under the development strategies, we expect that the net income attributable to Puyi’s shareholders will be between RMB30 million to RMB40 million for the fiscal year 2019.”

FINANCIAL RESULTS FOR THE FIRST HALF OF FISCAL YEAR 2019

Net revenues

Net revenues for the first half of fiscal year 2019 were RMB124.3 million (US$18.1 million), representing a 39.7% increase from RMB88.9 million for the same period of fiscal year 2018.

●	Net revenues generated from our wealth management services for the first half of fiscal year 2019 were RMB107.1 million (US$15.6 million), representing a 33.4 % increase from RMB80.3 million for the same period of fiscal year 2018.

o	Net revenues generated from distribution of privately raised fund products for the first half of fiscal year 2019 were RMB94.7 million (US$13.8 million), representing a 173.4% increase from RMB34.6 million for the same period of fiscal year 2018. The increase was primarily due to (i) recognition of RMB40.0 million (US$5.8 million) carried interest; and (ii) a significant increase in commissions for distribution of privately raised fund products.

(1)	Dollar-cost averaging is a strategy that allows an investor to buy the same dollar amount of an investment on regular intervals, which encourages long-term holding investment strategy.

o	Net revenues generated from distribution of publicly raised fund products for the first half of fiscal year 2019 were RMB1.4 million (US$0.2 million), representing a significant increase from RMB0.2 million for the same period of fiscal year 2018. The increase was primarily due to an increase in commission as a result of the significant increase in the distribution of publicly raised fund products (including packaged fund products).

o	Net revenues generated from distribution of other financial products for the first half of fiscal year 2019 were RMB11.1 million (US$1.6 million), representing a 75.7% decrease from RMB45.5 million for the same period of fiscal year 2018. This decrease was primarily due to our strategic downsizing of the distribution of non-fund products for long-term development.

●	Net revenues generated from our asset management services for the first half of fiscal year 2019 were RMB1.1 million (US$0.2 million). We commenced our asset management services by launching two series of FoFs under our management in April 2018.

●	Net revenues generated from our corporate finance services for the first half of fiscal year 2019 were RMB15.0 million (US$2.2 million), representing a significant increase from the same period of fiscal year 2018, due to increasing demand for such services.

●	Net revenues generated from other services for the first half of fiscal year 2019 were RMB1.1 million (US$0.2 million), representing an 80.6% decrease from RMB5.7 million for the same period of fiscal year 2018. The decrease was primarily due to the winding down of IT services we previously provided in the first half of fiscal year 2018 as we have transitioned it to become part of our internal information technology service function for the same period of fiscal year 2019.

Operating costs and expenses

Operating costs and expenses for the first half of fiscal year 2019 were RMB71.9 million (US$10.5 million), representing a 38.1% increase from RMB52.0 million for the same period of fiscal year 2018. In particular,

●	Cost of sales for the first half of fiscal year 2019 were RMB13.0 million (US$1.9 million), representing a 26.4% decrease from RMB17.7 million for the same period of fiscal year 2018. The decrease was primarily due to the increasing proportion of privately raised fund products distributed on a net-commission basis as opposed to on a gross-commission basis. The cost of sales on the net-commission basis was paid directly by the fund issuers instead of the Company.

●	Selling expenses for the first half of fiscal year 2019 were RMB33.6 million (US$4.9 million), representing a 70.6% increase from RMB19.7 million for the same period of fiscal year 2018. This increase was due to (i) our increased marketing and sales promotion activities on publicly raised fund products in line with our increasing focus on packaged fund products; and (ii) an increase in the number of investment advisors to support our marketing and sales promotion.

●	General and administrative expenses for the first half of fiscal year 2019 were RMB25.3 million (US$3.7 million), representing a 72.8% increase from RMB14.6 million for the same period of fiscal year 2018. The increase was primarily due to (i) an increase in rental cost for our office premises and other office expenses as a result of our business expansion; (ii) an increase in the number of administrative staff; and (iii) auditing fees and expenses related to our initial public offering (“IPO”) on the NASDAQ Global Market which cannot be capitalized.

Operating margin for the first half of fiscal year 2019 was 42.2%, representing an increase from 41.5% for the same period of fiscal year 2018.

Investment Income

Investment Income for the first half of fiscal year 2019 was RMB2.1 million (US$0.3 million), representing a 28.0% decrease from RMB2.9 million for the same period of fiscal year 2018. The decrease was primarily due to a decrease in our purchases of wealth management products and a decrease in investment returns from our purchased products.

Interest Income

Interest income for the first half of fiscal year 2019 was RMB0.9 million (US$0.1 million), representing a 45.5% increase from RMB0.6 million for the same period of fiscal year 2018. The increase was primarily due to endorsement of commercial acceptance notes we started to purchase from May 2018.

Income tax expenses

Income tax expenses for the first half of fiscal year 2019 were RMB8.9 million (US$1.3 million), representing a 59.3% increase from RMB5.6 million for the same period of fiscal year 2018. The increase was primarily due to higher taxable income in line with our business growth.

Net income

Net income for first half of fiscal year 2019 was RMB45.6 million (US$6.6 million), representing a 30.5% increase from RMB34.9 million for the same period of fiscal year 2018.

Net income attributable to Puyi’s shareholders

Net income attributable to Puyi’s shareholders for the first half of fiscal year 2019 was RMB46.5 million (US$6.8 million), representing a 34.8% increase from RMB34.5 million for the same period of fiscal year 2018.

Basic and diluted earnings per ADS(2)

Basic and diluted earnings per ADS for the first half of fiscal year 2019 was RMB0.845 (US$0.123) and RMB0.845 (US$0.123), respectively, compared to RMB0.647 and RMB0.647, respectively, for the same period of fiscal year 2018.

Cash, cash equivalents and restricted cash

As of December 31, 2018, the Company had cash, cash equivalents and restricted cash of RMB212.2 million (US$30.9 million), compared to RMB112.0 million as of June 30, 2018.

OPERATING DATA FOR THE FIRST HALF OF FISCAL YEAR 2019

Wealth Management Services

For the first half of fiscal year 2019, the total transaction value of privately raised fund products was RMB2.2 billion (US$0.3 billion), representing a 31.4% increase from RMB1.6 billion for the same period of fiscal year 2018.

For the first half of fiscal year 2019, the total transaction value of publicly raised fund products was RMB1.1 billion (US$0.2 billion), representing a 109.7% increase from RMB530.0 million for the same period of fiscal year 2018.

Asset Management Services

For the first half of fiscal year 2019, the capital raised for the two series of FoFs under our asset management services increased by RMB111.0 million (US$16.1 million). As of December 31, 2018, we had two FoFs series under management with the assets under management (“AUM”) totaling RMB423.2 million (US$61.6 million), representing a 31.8% increase from RMB321.4 million as of June 30, 2018. As of the same date, we had one non-performing loan (“NPL”) fund under management with the AUM totaling RMB120.0 million (US$17.5 million).

Corporate Finance Services

For the first half of fiscal year 2019, our corporate finance services experienced rapid growth. We charge service fees equal to a percentage of total fund raised for corporate borrowers through such services. For the first half of fiscal year 2019, corporate borrowers we served raised RMB1.5 billion from third-party sources of funding, representing a 206.9% increase from RMB0.5 billion for the same period of fiscal year 2018.

Group Structure Update

In July 2018, we acquired 51% equity interest in Shenzhen Qianhai Zhonghui Huiguan Investment Management Co., Ltd. (“Zhonghui”) (深圳前海中惠惠冠投资管理有限公司). Zhonghui is a limited liability company incorporated under PRC laws, and is primarily engaged in non-performing assets management business with a professional team possessing extensive experience in corporate reorganization and distressed assets management. The acquisition of Zhonghui enables us to issue and manage NPL funds to further diversify our portfolio. We acquired 51% of Zhonghui for a cash consideration of approximately RMB1.6 million, and Zhonghui was consolidated into our financial results from July 2018. No identifiable intangible assets were recognized in this acquisition.

(2)	On March 29, 2019, Puyi listed its American depositary shares (“ADSs”), every two ADSs representing three ordinary shares (with each ADS representing 1.5 ordinary shares), on the NASDAQ Global Market in the IPO. As a result, Puyi issued a total of 4,292,276 ADSs at US$6.0 per ADS in connection with its IPO and received net proceeds of approximately US$22.9 million, after deducting underwriting discounts and the estimated offering expenses. Upon the completion of the IPO, Puyi had a total of 90,472,014 ordinary shares.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s unaudited financial results and business development for the first half of fiscal year 2019 ended December 31, 2018.

Dial-in details for the conference call are as follows:

Date/Time:	Monday, April 29, 2019 at 9:00 PM U.S. Eastern Daylight Time
(Tuesday, April 30, 2019 at 9:00 AM Beijing/Hong Kong Time)

The dial-in numbers:
China (Mainland)	400-620-8038 or 800-819-0121
International	+65-6713-5090

The toll-free dial-in numbers:
United States	1-866-519-4004
United Kingdom	0808-234-6646
France	0800-912-761
Germany	0800-182-0671
Australia	1-300-717-205
Canada	1-866-386-1016
Taiwan	0809-091-568
Hong Kong	800-906-601

Conference Title: Puyi Inc. First Half of Fiscal Year 2019 Earnings Call

Conference ID #:1355917

Additionally, a live and archived webcast of the conference call will be available at Puyi’s investor relations website http://ir.puyiwm.com/news-events/events.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first half of fiscal year 2019 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise indicated, all translations from RMB to US$ are made at a rate of RMB6.8755 to US$1.00, the effective central parity rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts:

Puyi Inc.

Jing He, GM of Financial Reporting Department

Email: ir@puyiwm.com

Tel: +86 20-28381666

Puyi Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of	As of
	June 30,	December 31,	December 31,
	2018	2018	2018
	RMB’000	RMB’000	USD’000
ASSETS:
Current assets:
Cash and cash equivalents	103,228	205,799	29,932
Restricted cash	8,772	6,415	933
Short-term Investments	5,010	2,000	291
Accounts receivable, net	30,757	27,377	3,982
Commercial acceptance notes	10,642	11,102	1,615
Due from related parties	80	638	94
Other receivables	5,729	10,606	1,543
Short-term loans receivable	50,356	90	12
Total current assets	214,574	264,027	38,402

Long-term investments	5,000	4,000	582
Property and equipment, net	890	1,771	258
Intangible assets, net	700	388	56
Long-term prepayments	461	881	128
Deferred tax assets	4,241	2,482	360
Total assets	225,866	273,549	39,786

LIABILITIES AND EQUITY:
LIABILITIES:
Current liabilities:
Accounts payable	3,677	2,820	410
Investors’ deposit	8,772	6,415	933
Income taxes payable	2,820	2,046	298
Due to shareholder for acquisition of subsidiaries	2,116	-	-
Other tax liabilities	8,700	8,900	1,294
Other payables and accrued expenses	6,129	10,029	1,459
Total current liabilities	32,214	30,210	4,394
Total liabilities	32,214	30,210	4,394

Commitments and contingencies
EQUITY:
Ordinary shares	529	557	81
Additional paid-in capital	62,705	71,415	10,387
Statutory reserves	14,152	18,014	2,620
Subscription receivable	-	(550)	(80)
Retained earnings	107,407	150,040	21,822
Other comprehensive income	-	91	13
Total Puyi Inc.’s equity	184,793	239,567	34,843
Non-controlling interests	8,859	3,772	549
Total equity	193,652	243,339	35,392
Total liabilities and equity	225,866	273,549	39,786

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Income and Comprehensive Income

(In thousands, except for percentages)

	Six months ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB’000	RMB’000	USD’000	Change (%)
Net Revenues:
Wealth management	80,285	107,118	15,580	33.4%
Asset management	-	1,055	153	NA
Corporate finance	2,940	14,968	2,177	409.1%
IT and Other revenue	5,707	1,109	161	(80.6%)
Total net revenues	88,932	124,250	18,071	39.7%
Operating costs and expenses:
Cost of goods sold	(17,731)	(13,046)	(1,897)	(26.4%)
Selling expenses	(19,678)	(33,569)	(4,882)	70.6%
General and administrative expenses	(14,623)	(25,262)	(3,674)	72.8%
Total operating costs and expenses	(52,032)	(71,877)	(10,453)	38.1%
Income from operations	36,900	52,373	7,618	41.9%
Other income:
Interest income	587	854	124	45.5%
Interest expenses	-	(1,048)	(152)	NA
Investment income	2,856	2,057	299	(28.0%)
Other expense	194	264	38	36.1%
Total other income	3,637	2,127	309	(41.5%)
Income before taxes	40,537	54,500	7,927	34.4%
Income tax expense	(5,594)	(8,913)	(1,296)	59.3%
Net income	34,943	45,587	6,631	30.5%
Less: net loss attributable to non-controlling interests	458	(908)	(132)	(298.3%)
Net income attributable to Puyi Inc.’s shareholders	34,485	46,495	6,763	34.8%

Puyi Inc.

Unaudited Condensed Consolidated Statements of

Income and Comprehensive Income (Continued)

(In thousands, except for shares, income per share, income per ADS)

	Six months ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB’000	RMB’000	USD’000
Net income per share:
Basic	0.431	0.563	0.082
Diluted	0.431	0.563	0.082
Net income per ADS(1):
Basic	0.647	0.845	0.123
Diluted	0.647	0.845	0.123
Weighted average shares used in calculating net income per share:
Basic	80,000,000	82,578,859	82,578,859
Diluted	80,000,000	82,578,859	82,578,859

Net income	34,943	45,587	6,631
Other comprehensive income (loss)	-	91	13
Comprehensive income	34,943	45,678	6,644
Less: Comprehensive income attributable to the non-controlling interests	458	(908)	(132)
Comprehensive income attributable to Puyi Inc.’s shareholders	34,485	46,586	6,776

(1)	On March 29, 2019, Puyi listed its American depositary shares (“ADSs”), every two ADSs representing three ordinary shares (with each ADS representing 1.5 ordinary shares), on the NASDAQ Global Market in the IPO. As a result, Puyi issued a total of 4,292,276 ADSs at US$6.0 per ADS in connection with its IPO and received net proceeds of approximately US$22.9 million, after deducting underwriting discounts and the estimated offering expenses. Upon the completion of the IPO, Puyi had a total of 90,472,014 ordinary shares.

Puyi Inc.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	Six months ended
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB’000	RMB’000	USD’000
Net cash generated from operating activities	52,844	46,257	6,725
Net cash generated from investing activities	8,973	52,464	7,634
Net cash generated from financing activities	-	1,402	203
Net increase in cash and cash equivalents, and restricted cash	61,817	100,123	14,562
Cash, cash equivalents and restricted cash at beginning of period	57,037	112,000	16,290
Effect of exchange rate changes on cash and cash equivalents	-	91	13
Cash, cash equivalents and restricted cash at end of period	118,854	212,214	30,865